UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer ID (CNPJ/MF) 04.032.433/0001-80

Company Registry (NIRE) 33300275410

Publicly-Held Company

EXCERPT OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON NOVEMBER 30, 2010

With the as secretary of the Board of Director’s Meeting of Contax Participações S.A. held on November 30, 2010, I CERTIFY that item 4) “Company Act: (i) changes in the Statutory Board of Contax Participações S.A. and of Contax S.A. and (ii) changes in the Board of Directors of Contax Participações S.A.” of said meeting reads:

“In relation to item 4 of the Agenda, the following was recorded: (i) the resignation of Mr. José Luiz Cardoso Albano, Executive without specific appointment of Contax Participações and of its subsidiary Contax. The members of the Board thanked Mr. Albano for his services.  The Board of Directors then approved the election of Mr. DIMITRIUS ROGÉRIO DE OLIVEIRA, Brazilian citizen, married, engineer, bearer of identity card (RG) 2099401‑0 issued by SSP-SP, inscribed in the roll of individual taxpayers (CPF-MF) under number 149.098.998-63, resident in the city and state of São Paulo, at Avenida Paulista, nº 2.073, mezanino, bairro Cerqueira Cesar, to fill the position of Executive without specific appointment of Contax Participações S.A. and its subsidiary Contax S.A. The Executive now elected (a) will serve the term until the first Board of Directors Meeting held after the Annual General Meeting for the fiscal year ending 2012 at Contax Participações, and until the Annual General Meeting for the fiscal year ending 2011 at Contax, and (b) executes the Instruments of Investiture on this date, and declares under penalty of law to be legally apt to serve in this position and that he is not subject to any crimes or impediments set forth in CVM Rule 367 of May 29, 2002. The call of the Annual General Meeting of subsidiary Contax was authorized in order to resolve on the election of Mr. Dimitrius Rogério de Oliveira to fill the position of Executive without specific appointment in the abovementioned company; and (ii) the receipt of the letter of resignation by the sitting member of the Company’s Board of Directors, My. José Luis Prola Salinas on November 5, 2010, while his substitute, Mr. Paulo Edgar Trapp, is automatically elected as effective sitting member, the position of substitute remains open until subsequent resolution.”

These minutes were signed by the majority of attending members of the Board of Directors, as follows: (sgn.) Fernando Antonio Pimentel Melo (Chairman); Alexandre

Jereissati Legey; Marcel Cecchi Vieira; Cristiano Yazbek Pereira; Armando Galhardo N. Guerra Junior; Antonio Adriano Silva; Paulo Edgar Trapp; Sérgio Francisco da Silva; Newton Carneiro da Cunha; Manuel Jeremias Leite Caldas.

Rio de Janeiro, November 30, 2010.

Cristina Alves Corrêa Justo Reis

Secretary

EXCERPT OF MINUTES OF THE BOARD OF DIRECTORS' MEETING OF CONTAX PARTICIPAÇÕES S.A.

November 30, 2010, 10:30 a.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 3, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.